January 12, 2007
Via EDGAR and Federal Express
Mr. Jason Wynn
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Endeavour International Corporation Registration Statement on Form S-3 Filed December 13, 2006 File No. 333-139304
Dear Mr. Wynn:
     On behalf of our client, Endeavour International Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 5, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is the Company’s response.
General
     COMMENT:
1.	Given the nature and size of the transaction being registered, advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

RESPONSE: Based on all the facts and circumstances relating to the transaction being registered, we believe that the transaction clearly is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2300
Austin Beijing Dallas Dubai Houston London	Houston, TX 77002-6760
Moscow New York Shanghai Tokyo Washington	Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission January 12, 2007 Page 2
We understand that the analysis of the primary versus secondary nature of a transaction has long been regarded by the Staff as a facts and circumstances analysis (according to the Staff’s Telephone Interpretations Manual). We have carefully reviewed the Staff’s analyses regarding the registration of securities for future resale following a private offering and note that many similar offerings have been reviewed and passed upon by the Staff. On behalf of the Company, we respectfully submit that, for the reasons set forth below, the transactions registered in the Registration Statement should be regarded as appropriately characterized as a secondary resale offering by the named selling stockholders and not as a primary offering as a conduit for the Company.
We believe the facts and circumstances surrounding the completed private offering of convertible preferred stock of the Company and subsequent registration of common stock relating to the convertible preferred stock pursuant to the Registration Statement meet all the criteria the Staff has historically cited in permitting such secondary transaction registrations under Rule 415(a)(1)(i). Further, we respectfully submit that the registration pending under the Registration Statement should not be viewed by the Staff as part of a series of transactions meant to avoid primary registration.
Background
The shares being registered for resale by the selling stockholders named in the Registration Statement are to be issued in connection with the Series C Preferred Stock (“Series C”) which replaced the Series A Preferred Stock (“Series A”) purchased by the selling stockholders in a private offering transaction that funded and closed on November 1, 2006. The Company’s articles of incorporation provided for the automatic conversion of the Series A to Series C following approval by common stockholders. The Series C shares have terms identical to those of the Series A except for certain anti-dilution provisions. Since the initial filing of the Registration Statement, the approval by common stockholders was obtained on December 19, 2006. (The Series A holders were not entitled to vote on this matter.) Accordingly, all Series A shares have been automatically converted to Series C in accordance with the terms of the Company’s articles of incorporation and without any action or election of the Series A holders. Amendment No. 1 to the Registration Statement reflects this automatic conversion.

Securities and Exchange Commission January 12, 2007 Page 3
The Series A shares were issued to partially fund an acquisition that closed on November 1. Based on the closing price of the Company’s common stock of $2.26 on January 11, 2007, the Series C shares, which have a current conversion price of $2.50, are out-of-the-money. In light of the conversion terms and the attractive dividend rate of the Series C shares, there is no incentive for holders to convert any of the outstanding Series C shares to common stock in the near future. Thus, we believe the registered offering should be viewed as a secondary offering in which the Company is registering shares that may be issued in connection with the convertible preferred stock should the holder elect in the future to publicly offer such common stock for resale. This is consistent with the facts and conclusions set forth in Interpretation 3S of the March 1999 Addition to the Manual of Publicly Available Telephone Interpretations (“Interpretation 3S”). Actually, the facts in our case are even more compelling to reach this conclusion, since Interpretation 3S involved the registration of shares to be issued upon conversion of a convertible preferred stock with a conversion rate based on trading prices at the time of conversion, which is not the case for the shares being registered by the Registration Statement.
Analysis of Other Factors
We believe the following factors also support the conclusion that the offering should be characterized as a traditional secondary offering:
Length of Time Holding Shares. As discussed in more detail under “Background” above, we anticipate that the underlying shares being registered will not be issued in the foreseeable future principally because conversion into common shares would cause the investors to forego receiving the dividends payable on the Series C. Ultimately, the exercise of the conversion right and issuance of the underlying shares that are the subject to the registration Statement will be dependent upon factors such as the future price of common stock of the Company.
Circumstances of Issuance. As discussed above under “Background,” the Series A was sold to the selling stockholders in connection with the financing of an acquisition, and the proceeds from the sale were used to fund the acquisition. The Series A was automatically converted to Series C. The underlying shares being registered for resale will be issued only if holders of Series C shares elect to convert in the future.
Relationship to Issuer; Amount of Shares Involved. The selling stockholders do not have representation on the Company’s board of directors and are not otherwise affiliated with the Company. Although the selling stockholders, as holders of the Series C, have the right to vote on an as-converted basis with holders of the

Securities and Exchange Commission January 12, 2007 Page 4
Company’s common stock, at the current conversion price, and on a fully diluted basis, the Selling Stockholders only control approximately 30% of the voting power of the Company in the aggregate. While this may be significant voting power, as discussed above, the shares underlying the Series C are not expected to be issued, and thus are not expected to be offered for resale, any time in the near future due to the economic terms of the Series C shares. In addition, the Series C shares are owned by six unaffiliated private equity investors who have not indicated any intention to act in concert, and none of which individually controls more than 7.1% of the voting power of the Company.

For all of the above-stated reasons, we do not believe that the selling stockholders can be viewed as acting as a conduit for the Company.

COMMENT:

2.	It appears that Series C Preferred Stock was not yet outstanding at the time the registration statement was filed. It does not appear that the registration statement met the requirements of General Instruction B.4. to the Form S-3. Please tell us why you believe that you were eligible to register this offering at that time.

RESPONSE: The Company respectfully submits that the registration statement meets the requirements of General Instruction B.4, consistent with published Staff interpretations. As discussed above, the Series A was automatically converted to the Series C following the special meeting of stockholders on December 19, 2006. Thus the selling stockholders received the Series C with no further investment decision required. The Company filed the Registration Statement including references to both the Series A and Series C with the intention of filing an amendment in the event that the Series A shares were converted automatically by action of the common stockholders at the special meeting. Amendment No. 1 amends the Registration Statement to remove references to the Series A and reflect the fact that the Series A has been converted to the Series C, which is now issued and outstanding. We respectfully submit that these facts are consistent with the facts set forth in Interpretation 3S discussed above that provided the Staff’s view that unissued conversion shares may be registered prior to issuance on conversion.

Securities and Exchange Commission January 12, 2007 Page 5
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-4592, or in his absence, Alan Boswell at (713) 758-3611.
Very truly yours,
/s/ T. Mark Kelly